SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG announces the appointment of

Sophie Zurquiyah as Chief Executive Officer

& the cooptation of two new Board members

Paris, France – March 23, 2018

Following the press release from December 4, 2017 in which CGG announced the launch of a new CEO, to replace Mr Jean-Georges Malcor, who has decided not to pursue his mandate once the restructuring process is completed; the Board of Directors, after its March 23 meeting, announces the appointment of Mrs Sophie Zurquiyah as CEO. This nomination should be effective at the end of the annual general meeting to be held on April 26, 2018.

Announcing this appointment, CGG Chairman Mr Rémi Dorval said “With the appointment of Sophie as Chief Executive Officer and the recent cooptation of new Directors, the Board has now completed the process of renewing its governance. The Board is convinced that with Sophie, CGG will get a CEO with a strong knowledge of the company and the industry that will be able to lead the CGG Group successfully for years to come. Sophie will take office at the end of the next general meeting on April 26. Until then, the Group remains managed by Jean-Georges. The Board would like to take now this opportunity to thank Jean-Georges for his exceptional leadership at CGG and his outstanding contribution during the financial restructuring of the company.”

Sophie Zurquiyah was previously Chief Operating Officer (COO) and Senior Executive Vice President in charge of the GGR segment, Technology and Global Operational Excellence. She joined CGG in 2013 after 22 years in the oilfield services industry, working for Schlumberger in global executive positions ranging from business, operations, functional to technology, based in France, the United States and Brazil. She is a graduate from École Centrale de Paris, holds a master in Numerical analysis from the University of Paris VI (UPMC) and a master in Aerospace engineering from the University of Colorado.

The CGG Board also announces:

•	The cooptation of Mrs Helen Lee Bouygues to replace BPI France Participations, resigning from its Board position, for the remainder of its term, i.e. until the general meeting called to approve the financial statements for the fiscal year ending December 31, 2020.

•	The cooptation of Mrs. Heidi Petersen to replace Mr Didier Houssin, resigning from his Board position, for the remainder of his term, i.e. until the general meeting called to approve the financial statements for the fiscal year ending December 31, 2020.

Helen Lee Bouygues received her Bachelor of Arts, magna cum laude, from Princeton University in Political Science and an MBA from Harvard Business School. She started at J.P. Morgan in the M&A group. Later, she joined Pathnet as CFO, and Cogent Communications as Director. She became a Partner at Alvarez & Marsal Paris, where she left in 2010 to launch her own consulting firm. In 2014, she integrated her team at McKinsey where she was Partner responsible for the division Recovery and Transformation. Since June 2017, she has been President of HLB Partners, a consulting firm.

Heidi Petersen is a graduate from the Norwegian College of Physical education and holds an M.Sc. from the University of Trondheim, in Chemistry and Mathematics. She is an independent businesswoman, with 19-years’ experience in the oil and offshore industry with different positions at Kvaerner Oil & Gas and Ramboll Oil & Gas. She has Board experience of industrial, oil and gas-based companies, as well as of energy supply and financial services. She owns Future Technology AS, a consultancy and technology company.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

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Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com —— —— ——	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 23rd, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer